UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-54447

_____________________________

Naugatuck Valley Savings and Loan Employee Savings Plan

(Full title of the Plan)

NAUGATUCK VALLEY FINANCIAL CORPORATION

333 CHURCH STREET

NAUGATUCK, CT 06770

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

1.	Not Applicable.

2.	Not Applicable.

3.	Not Applicable.

4.	The Naugatuck Valley Savings and Loan Employee Savings Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and elects to file Plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA.

Furnished herewith are the financial statements and schedule of the Plan as of December 31, 2013 and 2012 and for the year ended December 31, 2013.

EXHIBITS

1.	Consent of McGladrey LLP, independent registered public accounting firm.

2.	Consent of Whittlesey & Hadley, P.C., independent registered public accounting firm.

Naugatuck Valley Savings and Loan Employee Savings Plan

 Financial Statements and Supplemental Schedule

December 31, 2013 and 2012

Naugatuck Valley Savings and Loan Employee Savings Plan

*Other supplemental schedules required by 29 CFR Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted as they are not applicable.

Naugatuck Valley Savings and Loan Employee Savings Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and the Audit Committee of the Board of Directors

Naugatuck Valley Savings and Loan Employee Savings Plan

We have audited the accompanying statement of net assets available for benefits of Naugatuck Valley Savings and Loan Employee Savings Plan (the “Plan”) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Plan as of December 31, 2012 was audited by other auditors whose report, dated June 26, 2013, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP

New Haven, Connecticut

June 30, 2014

1

Naugatuck Valley Savings and Loan Employee Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Assets
Investments, participant directed, at fair value (Notes 3 and 4)
Mutual Funds	$5,517,995	$4,297,688
Company Common Stock	950,561	804,005
Common Collective Trust	472,040	676,429
Total Investments	6,940,596	5,778,122

Receivables:
Notes from participants	237,466	158,402
Participant contributions	6,867	6,363
Employer contributions	3,837	3,523
Total Receivables	248,170	168,288

Total assets reflecting investments at fair value	$7,188,766	$5,946,410

Liabilities
Excess contributions payable	24,979	-
Net trades pending settlement	-	51,762
Net assets available for benefits	7,163,787	5,894,648

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(20,533)	(19,064)
Net assets available for benefits	$7,143,254	$5,875,584

The accompanying notes are an integral part of these financial statements.

2

Naugatuck Valley Savings and Loan Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended
December 31, 2013
Additions to net assets attributable to:
Investment income:
Net appreciation in fair value of investments (Note 4)	$848,141
Dividends	224,265
Total investment income	1,072,406

Interest income on notes from participants	9,546

Contributions:
Participant	472,891
Employer	246,810
Rollover	9,062
Total Contributions	728,763

Total additions	1,810,715

Deductions from net assets attributable to:
Benefits paid to participants	525,875
Administrative expenses	17,170
Total deductions	543,045

Net increase	1,267,670
Net assets available for benefits:
Beginning of year	5,875,584

End of year	$7,143,254

The accompanying notes are an integral part of these financial statements.

3

Notes to Financial Statements

1. Description of the Plan

The following description of the Naugatuck Valley Savings and Loan Employee Savings Plan (the “Plan”) provides only general provisions of the Plan. Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees of Naugatuck Valley Savings and Loan and Naugatuck Valley Mortgage Servicing Corp., its wholly-owned subsidiary (collectively, the “Bank”), a subsidiary of Naugatuck Valley Financial Corporation, a bank holding company (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administration

The Bank is the Sponsor and Plan Administrator of the Plan. The trust fund is the medium used for the accumulation of assets from which benefits will be distributed. Reliance Trust Company (“Reliance”) is the Trustee for the Plan. Fidelity Investments (“Fidelity”) is the Custodian for the Plan. The Newport Group is the record keeper for the Plan.

Eligibility

An employee who has been employed by the Bank for six months and is at least 21 years old is eligible to participate in the Plan, and can elect to participate in the Plan on the first day of January or July after meeting the eligibility requirements. A participant may elect to authorize a payroll deduction of not more than 100% of their compensation, as defined, up to the Internal Revenue Service (“IRS”) defined maximum dollar amount, as an elective salary deferral contribution to their account in the Plan.

Employer Matching Contributions

Each year the Bank may make a matching contribution equal to a uniform discretionary percentage of a participant’s elective salary deferrals. For the years ended December 31, 2013 and 2012, the Bank provided a discretionary matching contribution of 75% of employee contributions, up to a maximum of 6% of the employee’s eligible compensation. All plan participants are eligible to share in the matching contribution regardless of the amount of service completed during the plan year. In addition, the Bank may make a discretionary profit sharing contribution. To be eligible, participants must be actively employed on the last day of the Plan Year, and must have completed a year of service during the Plan Year. There have been no profit sharing contributions in either 2013 or 2012.

Each year, on behalf of each non-highly compensated participant, the Bank may make a discretionary Qualified Non-Elective Contribution ("QNEC") contribution equal to a uniform percentage of the participant's compensation. To be eligible, participants must be actively employed on the last day of the Plan Year, and must have completed a year of service during the Plan Year. Participants will share in the QNEC contribution for the year regardless of the number of hours of service credited in the year of their death, disability, or retirement.

Participant Accounts

Each participant account is credited with participant contributions, any matching contributions and Plan earnings based on allocations as defined under the Plan. A participant is entitled to the benefit that can be provided from the participant’s vested account balance. Participants may direct the investment of their accounts into any of the investment options offered under the Plan.

Naugatuck Valley Savings and Loan

Employee Savings Plan

4

Vesting

Under the Plan, a participant is fully vested at all times with respect to amounts attributable to their salary deferrals and QNEC contributions. With respect to participant amounts attributable to matching contributions and discretionary profit sharing, the vested percentage is based on vesting years of service. Participants become 20% vested after 2 years, 40% vested after 3 years, 60% vested after 4 years, 80% vested after 5 years, and 100% vested after 6 years. A participant will also be fully vested at the time of early retirement if the participant has attained the age of 55 and has completed at least 5 years of service. Upon death or permanent disability while employed at the Bank, a participant becomes 100% vested regardless of years of service.

Payment of Benefits

A participant may apply to the Plan to withdraw vested amounts from their account if they are over 59½ years old or upon termination of service. In addition, a participant may apply for a withdrawal in the event of hardship or may receive minimum required distributions upon reaching the age of 70½. Hardship withdrawals are subject to the approval of the Plan administrator and must meet the hardship requirements as defined by the IRS.

Upon termination of service, if the participant's vested benefit under the Plan has a balance of less than $1,000, then a single lump-sum payment will be made as soon as practical following the event that entitles the participant to a distribution. If a participant's vested benefit under the Plan exceeds $1,000, the participant must consent to the distribution before it may be made. Also, if the distribution is to be received in any form other than an annuity payment, the participant must first waive the annuity form of payment.

Forfeited Accounts

At December 31, 2013 and 2012, forfeited non-vested accounts totaled $11,647 and $11,947, respectively. These amounts may be used to reduce future employer contributions or to pay Plan expenses.

Notes Receivable from Participants

Participants may make an application to the Plan administrator for a loan at any time. Loan amounts range from a minimum of $1,000 to a maximum of $50,000, not to exceed one-half of the participant’s vested interest. The loans are collateralized by the participant’s vested account balance and generally bear a fixed interest rate based on the current interest rate on comparable loans as of the loan origination date.

Principal and interest is paid through weekly payroll deductions for a maximum term of five years, except for loans made for the acquisition of a principal residence, which are repaid according to the provisions in the Plan document. If a participant becomes entitled to a distribution from the Plan (except in the case of a hardship distribution), the participant's loan becomes immediately due and payable in full.

Plan Amendment

The Plan was amended effective January 1, 2012, to amend the definition of “compensation” used in the Plan and to amend its treatment of the required minimum distributions for the year 2009.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Naugatuck Valley Savings and Loan

Employee Savings Plan

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The Plan invests in an investment contract through a fully benefit-responsive investment contract ( Wells Fargo Stable Value Fund M). Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the fully benefit-responsive investment contract as well as the adjustment of the investment contract from fair value to contract value. The statement of changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ( GAAP) requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are recorded at fair value as determined using methods as discussed in Note 3, Fair Value Measurements. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Earnings from the funds are re-invested and added to the cost basis of the funds. Net appreciation includes the Plan's realized gains and losses on investment securities purchased and sold as well as unrealized gains and losses on investment securities held during the Plan year.

At December 31, 2013 and 2012, an investment option available to participants was the Wells Fargo Stable Value Fund M (the "Fund"), a large stable value collective trust fund. At December 31, 2013, the Fund was 100% invested in the Wells Fargo Stable Return Fund G, sponsored by Wells Fargo Bank, N.A., whose investments include investment contracts issued by insurance companies and other financial institutions. The contract value of the Fund is based on the underlying unit values reported by the collective trust fund investment. The Fund is included in the financial statements at contract value and fair value as reported to the Plan by Wells Fargo. Contract value represents the contributions made under the contract, plus earnings, less participant withdrawals.

The Fund requires a 12-month notice from plan sponsors for withdrawal of the Plan’s assets from the Fund. This requirement, sometimes referred to as a ‘12-month put,’ minimizes the impact from the actions of one or more plan sponsors from adversely impacting other plan investors, reduces the need for excess liquidity to accommodate potential withdrawals, thereby allowing the Fund manager to more fully invest the Fund’s assets and optimize yield and makes wrap contracts, which are essential to the stable value product, more accessible and less expensive than they would otherwise be. Providers of these contracts view the 12-month notice as an important element for a healthy stable value fund. Stable value crediting rates tend to lag market rates when there is a significant move up or down in interest rates. The risk is managed by introducing a requirement that Plan participants may not transfer their assets from the Stable Return Fund directly into a “competing” investment option, such as a money market fund. In order to transfer assets in their account from the Stable Return Fund to a competing option, participants must first transfer the assets into a non-competing option for at least 90 days.

The yield earned by the Fund at December 31, 2013 and 2012 was 1.36% and 0.94% respectively. This represents the annualized earnings of all investments in the Fund, including the earnings recorded at the underlying collective trust funds, divided by the fair value of all investments in the Fund at December 31, 2013 and 2012, respectively.

The yield earned by the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund at December 31, 2013 and 2012 was 1.52% and 1.95%, respectively. This represents the annualized earnings credited to the participants in the Fund, divided by the fair value of all investments in the Fund at December 31, 2013 and 2012, respectively.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans, if deemed to be in default, are reclassified as distributions in accordance with the terms of the Plan document.

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Employee Savings Plan

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Benefit Payments

Benefit payments are recorded when paid.

Administrative Expenses

The Plan pays administrative expenses to the extent the Plan has offsetting revenue sharing and/or forfeitures. The Bank may pay all or a portion of the expenses of the Plan, but it is not required to do so. Administrative expenses of $17,170 and $11,525 were paid by the Plan and the Bank on behalf of the Plan, respectively, for the year ended December 31, 2013.

Reclassification

Certain reclassifications have been made to the prior period financial statements to conform to the December 31, 2013 reporting presentation. These reclassifications only changed the reporting categories but did not affect the results of operations or financial position.

Recent Accounting Pronouncements

In October 2012, the FASB issued ASU 2012-04, Technical Corrections and Improvements. The amendments in this Update cover a wide range of Topics in the Accounting Standards Codification, including plan accounting. These amendments include technical corrections and improvements to the Accounting Standards Codification and conforming amendments related to fair value measurements. The amendments in this update were effective for fiscal periods beginning after December 15, 2012 for public entities, except for amendments in this update where there was no transition guidance which were immediately effective upon issuance. The adoption of this update was not significant to these financial statements.

3. Fair Value Measurements

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. In accordance with generally accepted accounting principles, the fair value estimates are measured within the fair value hierarchy, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Basis of Fair Value Measurement –

Level 1	-	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	-	Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data;
Level 3	-	Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

When available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in certain cases, could not be realized in an immediate sale of the instrument.

Naugatuck Valley Savings and Loan

Employee Savings Plan

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Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not financial instruments. Accordingly, the aggregate fair value amounts presented do not purport to represent the underlying market value of the Plan.

The following tables detail the financial instruments carried at fair value on a recurring basis as of December 31, 2013 and 2012, and indicate the fair value hierarchy of the valuation techniques utilized by the Plan to determine the fair value:

	Total	Quoted Prices in Active Markets for Identical Assets Level (1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

December 31, 2013

Mutual Funds:
Fixed Income	$2,442,378	$2,442,378	$-	$-
Domestic Equity	2,394,231	2,394,231	-	-
International Equity	482,731	482,731	-	-
Index	198,288	198,288	-	-
Money Market	367	367	-	-
Subtotal	5,517,995	5,517,995	-	-
Common Collective Trust	472,040	-	472,040	-
Company Common Stock	950,561	950,561	-	-
Total Investments at Fair Value	$6,940,596	$6,468,556	$472,040	$-

December 31, 2012

Mutual Funds:
Fixed Income	$2,091,541	$2,091,541	$-	$-
Domestic Equity	1,675,906	1,675,906	-	-
International Equity	378,749	378,749	-	-
Index	142,265	142,265	-	-
Money Market	9,227	9,227	-	-
Subtotal	4,297,688	4,297,688	-	-
Common Collective Trust	676,429	-	676,429	-
Company Common Stock	804,005	804,005	-	-
Total Investments at Fair Value	$5,778,122	$5,101,693	$676,429	$-

The following table sets forth additional disclosures of the Plan’s investment whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2013 and 2012:

	Fair Value		Unfunded	Redemption	Redemption
	2012	2013	Commitment	Frequency	Notice Period
Wells Fargo Stable Value Fund M	$472,040	$676,429	$-	Daily	12 Months

The objective of the fund is to seek safety of principal and consistency of returns while attempting to maintain minimal volatility. The Fund is designed for investors seeking more income than money market funds without the price fluctuation of stock or bond funds. The Fund will attempt to achieve these objectives by investing 100% in the Wells Fargo Stable Return Fund G. The Fund is primarily comprised of investment contracts issued by financial companies including Guaranteed Investment Contracts (“GICs”), Separate Account GICs, and Security Backed Investment Contracts. GICs are issued by insurance companies which guarantee the return of principal and a stated rate of interest. Separate Account GICs are GICs issued by an insurance company and are maintained within a separate account. GICs are backed by the general account of the insurance company while Separate Acount GICs are backed by a segregated pool of assets. Security Backed Investment Contracts are comprised of two components: investment contracts issued by a financial institution and underlying portfolios of fixed income securities (i.e. bonds) whose market prices fluctuate. The investment contract is designed to allow participants to transact at book value without reference to the price fluctuations of the underlying fixed income securities.

Naugatuck Valley Savings and Loan

Employee Savings Plan

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The following is a description of the valuation methodologies used for instruments measured at fair value:

Mutual Funds: The shares of mutual funds are valued at quoted market prices in an active market, which represent the net asset values of shares held by the Plan at year end and are classified as Level 1 in the fair value hierarchy.

Company Common Stock : The Company Common Stock is an employer stock fund that consists of Naugatuck Valley Financial Corporation common stock and a short-term cash component, which provides liquidity for daily trading. Naugatuck Valley Financial Corporation common stock is valued at the quoted market price from a national securities exchange and the short term cash investments are valued at cost, which approximates fair value. The Naugatuck Valley Financial Corporation Company Common Stock is classified as Level 1 within the valuation hierarchy.

Common Collective Trust: The Wells Fargo Stable Value Fund M is a large stable value collective trust fund trusteed by Wells Fargo Bank, N.A. and advised by Galliard Capital Management, Inc., a wholly owned subsidiary of Wells Fargo & Company. The fair value of investments in collective trust funds, are measured at the Net Asset Value (“NAV”) of units of the collective trust. The NAV, as provided by the trust, is used as a practical expedient to determine fair value, and is based on the common collective trust’s underlying investments based on the information reported by the investment advisor using audited financial statements of the common collective trust at year-end. Participant transactions (purchases and sales) may occur daily. The net asset value per unit of a collective investment trust is a primary input into the valuation of ownership interest in a collective investment trust. The investment in the collective trust is classified as Level 2 in the fair value hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Naugatuck Valley Savings and Loan

Employee Savings Plan

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4. Investments

As of December 31, 2013 and 2012, the fair values of individual investments that represented 5% or more of the Plan’s total net assets were as follows:

	December 31,
	2013	2012

American Century Livestrong 2025 Fund	$1,302,670	$1,085,842
Company Common Stock*	950,561	804,005
Fidelity Contrafund*	749,637	541,666
Wells Fargo Stable Value Fund Class M	472,040	676,429
American Century One Choice 2035 Portfolio Advisor Fund	459,859	362,645
JPMorgan MidCap Value Class A	361,405	**

*Indicates party-in-interest

** Investment did not represent 5% or more of the Plan's total net assets as of December 31, 2012

For the year ended December 31, 2013, investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual Funds	$791,525
Common Collective Trust	(11,674)
Company Common Stock	68,290
Net appreciation (depreciation)	$848,141

5. Related-Party Transactions

The Bank controls and manages the operation and administration of the Plan, and certain Bank officers, who act as Trustees of the Plan, are participants in the Plan. No officers or employees of the Bank receive compensation from the Plan. The Company Common Stock is available as an investment option to participants. Because the Company is the holding company of the Bank, the Plan Sponsor, transactions involving the Company’s stock qualify as party-in-interest transactions. Reliance is a Trustee of the Plan, and Fidelity is the Custodian of the Plan that administered participant directed investments in various investment options as designated by the participants. Transactions with these parties qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions.

6. Risks and Uncertainties

The Plan provides various investment options which are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances, the amounts reported in the statements of net assets available for benefits, and the amounts reported in the statements of changes in net assets available for benefits.

Naugatuck Valley Savings and Loan

Employee Savings Plan

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7. Tax Status

The Bank has adopted a prototype plan document and is relying on the prototype sponsor’s opinion letter from the Internal Revenue Service dated March 31, 2008. The letter states that the prototype and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the prototype plan has been amended and restated since receiving the opinion letter, the prototype sponsor and the plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The Plan is required to evaluate tax positions taken and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

8. Subsequent Event

The Plan Administrator has evaluated subsequent events through the date and time the Plan’s financial statements were issued.

During the first quarter of the 2014 Plan Year, the Board of Directors of the Bank authorized Bank management to take steps to merge the Bank’s Employee Stock Ownership Plan (“ESOP”) with and into its 401(k) Plan.   As of the date of the 401(k) Plan financial statements, a plan document representing the merger of the ESOP and 401(k) plan had not been adopted by the Board of Directors of the Bank.

It is intended that the amended and restated Plan (hereafter, the “KSOP”) shall continue to be a qualified plan under Code Section 401(a) and to qualify as a qualified employee stock ownership plan under Code Sections 409 and 4975(e)(7) that includes a qualified CODA as described in Code Section 401(k).

9. Plan Termination

The Bank may terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested and are entitled to receive their respective shares of the Plan’s net assets after payment of all liabilities and expenses.

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Employee Savings Plan

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10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013 and 2012:

	2013	2012
Net increase in net assets available for benefits per the financial statements	$7,143,254	$5,875,584
Adjustment from fair value to contract value for fully benefit-responsive investment contract - current year	20,533	19,064
Net assets available for benefits per Form 5500	$7,163,787	$5,894,648

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the Form 5500 as of December 31, 2013:

Net increase in net assets available for benefits per the financial statements	$1,267,670
Adjustment from fair value to contract value for fully benefit-responsive investment contract - current year	20,533
Adjustment from fair value to contract value for fully benefit-responsive investment contract - prior year	(19,064)
Net increase in net assets available for benefits per Form 5500	$1,269,139

Naugatuck Valley Savings and Loan

Employee Savings Plan

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Supplemental Schedule

Naugatuck Valley Savings and Loan

Employee Savings Plan

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Form 5500, Schedule H, Part IV , Item 4(i)
EIN 06-0465350 Plan 002
Schedule of Assets (Held at End of Year)
December 31, 2013

( a ) ( b )	( c )	( d )	( e )
Identity of Issue, Borrower, Lessor, or Similar Party	Descripton of Investment (Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value)	Cost	Fair Value Current Value

Mutual Funds:

American Century Investments	Livestrong 2025 Portfolio Advisor Fund	**	$1,302,670
* Fidelity Investments	Fidelity Contrafund	**	749,637
American Century Investments	American Century One Choice 2035 Portfolio Advisor Fund	**	459,859
JP Morgan	Mid Cap Value Fund Class A	**	361,405
Eagle Series TR	Eagle Small Cap Growth Fund Class A	**	319,283
JP Morgan	JP Morgan Equity Income Fund A	**	316,439
Allianz	Pimco Total Return Fund Class A	**	158,001
American Century Investments	American Century One Choice 2015 Portfolio Advisor Fund	**	146,508
American Funds	Europacific Growth Fund Class R3	**	208,293
T.Rowe Price	T.Rowe Price Blue Chip Growth Advantage Fund Class	**	257,169
American Century Investments	American Century One Choice 2045 Advisor Fund	**	237,064
*Fidelity Investments	Spartan 500 Index Fund Investor Class	**	198,288
American Century Investments	One Choice In Retire Fund	**	133,320
Allianz	Allianz NFJ International Value Fund Class A	**	110,167
*Fidelity Investments	Fidelity Small Cap Value	**	117,628
BlackRock	BlackRock Equity Divident Fund Service Class	**	104,082
Prudential	Prudential Jennison Mid Cap Growth Fund Class R4	**	117,936
BlackRock	BlackRock High Yld Bond INV A	**	35,475
Invesco	Real Estate Fund Class A	**	15,177
Oppenheimer Funds	Oppenheimer Global Strategic Income Fund Class A	**	4,956
Oppenheimer Funds	Oppenheimer International Growth Fund A	**	14,526
American Funds	Cap World Growth & Income	**	149,745
Naugatuck Valley Co Stock Liq	Money Market	**	367
	SUBTOTAL		5,517,995

Common Collective Trust:
Wells Fargo	Wells Fargo Stable Value Fund Class M	**	472,040

Company Stock:
*Naugatuck Valley Fin.Corp	Company Common Stock	**	950,561

Notes Receivable from Participants
* Participant Loans	Various terms collateralized by vested account balance with interest rates ranging from 4.25% to 9.25% with varying maturities		237,466
Receivables	Contributions Receivable from participants and employer		10,704
	SUBTOTAL		248,170
TOTAL			$7,188,766

* Indicates party-in-interest

**Cost information is not required for participant-directed funds.

Naugatuck Valley Savings and Loan

Employee Savings Plan

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EXHIBITS

Exhibit 23.1     Consent of McGladrey, LLP, Independent Registered Public Accounting Firm

Exhibit 23.2     Consent of Whittlesey & Hadley P.C, Independent Registered Public Accounting Firm

Naugatuck Valley Savings and Loan

Employee Savings Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

Naugatuck Valley Savings and Loan
Employee Savings Plan

Date:June 30, 2014	By:	/s/ Patricia A. Peterson
Plan Administrator

Naugatuck Valley Savings and Loan

Employee Savings Plan